Santiago, April 2, 2025
Mrs. Solange Berstein Jáuregui
President
Financial Markets Commission
Present
Communication of material fact

Mrs. President

In compliance with the provisions of article 9 and subsection 2 of article 10 of Law No. 18,045, on the Securities Market, and General Rule No. 30 of the Commission for the Financial Market (hereinafter , the “CMF”) modified by General Rule No. 486 of August 31, 2022, duly empowered to that effect, hereby report as a Material Fact regarding Banco Santander-Chile (hereinafter, the “Bank”) with the purpose of disclosing in a truthful, sufficient and timely manner the essential facts and information related to the Bank, its businesses and the securities issued by it that are subject to public offering, the following:

As of today, April 2, 2025, the dematerialized and bearer bonds were placed by the Bank in the local market, charged to the following lines: /a/ registered in the Securities Registry of the CMF under the number 20220013 dated November 15, 2022. The specific conditions of the aforementioned placement were as follows:

- Bond Series AA-12 BSTD120923, for a total amount of UF 100,000 maturing on September 1, 2033. The average placement rate of the securities was 3.05%.

Sincerely,

Patricia Pérez
CFO

C.C Bolsa de Comercio de Santiago
Bolsa Electrónica de Chile
Banco de Chile / Representative of bond holders